UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35492

Alexander & Baldwin, Inc. [1]
(Exact name of registrant as specified in its charter)

822 Bishop Street, P.O. Box 3440, Honolulu, Hawaii 96801 (808) 525-6611
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, without par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12-g-4(a)(1)	☒
Rule 12-g-4(a)(2)	☐
Rule 12-h-3(b)(1)(i)	☒
Rule 12-h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

[1]
On November 8, 2017, pursuant to that certain Agreement and Plan of Merger, dated as of July 10, 2017 (the “Merger Agreement”), by and among Alexander & Baldwin, Inc., a Hawaii corporation (the “Predecessor Registrant”), Alexander & Baldwin REIT Holdings, Inc., a Hawaii corporation and a direct, wholly owned subsidiary of the Predecessor Registrant (the “Successor Registrant”), and A&B REIT Merger Corporation, a Hawaii corporation and a direct, wholly owned subsidiary of the Successor Registrant (“Merger Sub”), Merger Sub merged with and into the Predecessor Registrant, with the Predecessor Registrant continuing as the surviving corporation and a wholly owned subsidiary of the Successor Registrant (the “Merger”). Following the Merger, the Predecessor Registrant converted into a Delaware limited liability company named “Alexander & Baldwin Investments, LLC” and the Successor Registrant changed its name to “Alexander & Baldwin, Inc.” At the effective time of the Merger, pursuant to the Merger Agreement, each outstanding share of the Predecessor Registrant’s common stock (the “Predecessor Common Stock”) was automatically converted into one share of the Successor Registrant’s common stock (the “Successor Common Stock”). Pursuant to this Form 15, the Successor Registrant, as the successor issuer to the Predecessor Registrant, is terminating the registration of the Predecessor Common Stock and suspending the Predecessor Registrant’s duty to file reports. The Successor Common Stock, including the Successor Registrant’s duty to file reports with respect thereto, is not affected by this Form 15.

Pursuant to the requirements of the Securities Exchange Act of 1934, Alexander & Baldwin, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ALEXANDER & BALDWIN, INC.

Date: November 21, 2017	By:	/s/ Nelson N.S. Chun
Nelson N.S. Chun
Senior Vice President and Chief Legal Officer